Popoca Oakland, LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Event Sales	0.00
Food Sales	154,017.42
Total Income	**$154,017.42**
Cost of Goods Sold	
Cost of Goods Sold	
Food Purchases	42,940.59
Total Cost of Goods Sold	**42,940.59**
Total Cost of Goods Sold	**$42,940.59**
GROSS PROFIT	**$111,076.83**
Expenses	
Advertising and Promotion	660.00
Bank Service Charges	191.46
Business Licenses and Permits	777.73
Computer and Internet Expenses	824.99
Consultants	450.00
Employee Salaries	
Employee Taxes	0.00
Employer Taxes	4,475.79
Wages & Salaries	29,082.06
Total Employee Salaries	**33,557.85**
Facilities	
Trash & Recycling Disposal	81.62
Total Facilities	**81.62**
Furniture and Equipment (<1000)	2,604.89
Insurance Expense	
Workers Comp	1,087.73
Total Insurance Expense	**1,087.73**
Interest Expense	1,113.89
Janitorial Services	750.00
Meals & Entertainment	56.06
Staff Meals	534.89
Total Meals & Entertainment	**590.95**
Office Supplies	482.65
Online Cloud Services	285.69
Payroll Expenses	1,111.49
Postage & Delivery	1.05
Printing & Reproduction	570.78
Professional Fees	6,915.00
Rent Expense	10,974.00

Popoca Oakland, LLC

Profit and Loss
January - December 2020

	TOTAL
Repairs and Maintenance	942.37
Research & Development	72.38
Restaurant Supplies	8,196.19
Sales Commissions	16,097.26
Smallware & Kitchen Supplies	176.21
Square Fees	5,409.09
Caviar Fees	979.70
Total Square Fees	**6,388.79**
Square Tax - Data Entry Errors	628.47
Subscriptions & Memberships	272.31
Temporary Labor	7,551.23
Transportation Costs	777.25
Travel	980.18
Uniforms	352.70
Total Expenses	**$105,467.11**
NET OPERATING INCOME	**$5,609.72**
NET INCOME	**$5,609.72**